InterOil Corporation Antelope-1 Well Drilling Report No. 6 January 22, 2009

Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papuan Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:
Following the logging and DST testing of gas in a lower section of the reservoir, operations are preparing to drill an additional 820 feet (250 meters) to an estimated new total depth of 8,892 feet (2,710 meters), then log the well and continue testing.

Antelope-1 was cored from 7,776 feet (2,370 meters) to 7,874 feet (2,400 meters) with a limited 23 feet (7.2 meters) of core recovery.  The well was then drilled to 8,071 feet (2,460 meters) and a full set of logs were obtained, with the average porosity increasing to 8.8%.  Both the logs and DST indicate gas to TD and no formation water was evident.  The initial summary results of the third party log evaluation are as follows:

Pay Summary – Antelope-1
Log Interpretation

Average Values
Top	Base of			Net to		Water
Reservoir	Logs	Gross	Net Pay	Gross	Porosity	Saturation
(ft)	(ft)	(ft)	(ft)%		%	%

5,729	8,029	2,300	2,077	90	8.8	12.7

These results indicate an increase 295 feet (90 meters) of gross column and 272 feet (83 meters) of cumulative net or productive reservoir due to the increased drilling since the last report.

DST#1 produced 13.1 MMcfd and no formation water.  DST#1 was performed from 7,861 feet (2,396 meters) to 8,071 feet (2,460 meters) (TD).  As no water has been observed, the decision has been made to drill deeper to appraise the lower limits of the reservoir and target a seismic anomaly requiring us to drill to an estimated 8,892 feet (2,710 meters), 820 feet (250 meters) deeper than the current total depth which was the original planned TD.

Planned Total Depth:	Approximately 8,892 feet (2710 meters) - Revised

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope reef limestone.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.